SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 18, 2002
(Date of earliest event reported)

PAYCHEX, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	0-11330	16-1124166
(State of incorporation)	(Commission	(IRS Employer
	File Number)	Identification Number)

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK	14625-0397
(Address of principal executive offices)	(Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

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TABLE OF CONTENTS

ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated September 18, 2002, which reports its financial results for the first quarter of fiscal 2003 ended August 31, 2002, is furnished (not filed) as Exhibit 99.1. This press release also announces that the Company has entered into an agreement to acquire Advantage Payroll Services, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAYCHEX, INC.

Date: September 18, 2002

/s/ B. Thomas Golisano
B. Thomas Golisano
Chairman, President and
Chief Executive Officer

Date: September 18, 2002

/s/ John M. Morphy
John M. Morphy
Vice President, Chief
Financial Officer and
Secretary

EXHIBIT INDEX

Exhibit 99.1 Press Release of Paychex, Inc. Dated September 18, 2002

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